SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 and 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.     )1

HALO RESOURCES LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89621W101

(CUSIP Number)

December 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

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        1The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 89621W101	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS RAB Special Situations LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000,000*
	6	SHARES VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000*

* The reporting acquired 1,000,000 common shares and 1,000,000 warrants. Each warrant entitles the reporting person to acquire one additional common share of the Issuer at a price of Cdn.$1.10 per share for the first year and at Cdn.$1.35 per share for the second year.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.46%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89621W101	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Halo Resources Ltd.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
2300-1066 W. Hastings Street, Vancouver, British Columbia V6E 3X2 Canada
Item 2 (a)	Name of Person Filing: RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if None, Residence: RAB Special Situations LP, c/o RAB Capital, No. 1 Adam Street, London W2CN 6LE, United Kingdom
Item 2 (c)	Citizenship: Delaware Limited Partnership
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
89621W101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	Investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	Parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[ ]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 89621W101	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned: 2,000,000

(b)	Percent of Class: 11.46%

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote

            2,000,000

(ii)    Shared power to vote or direct the vote

            0

(iii)   Sole power to dispose or to direct the disposition of

            2,000,000

(iv)    Sole power to dispose or to direct the disposition of

            0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NA
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
NA
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. NA

CUSIP No. 89621W101	13G	Page 5 of 5 Pages

Item 10.	Certification.
NA

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2005 (Date) /s/ William Philip Richards (Signature) RAB Special Situations LP by William Philip Richards Director of the General Partner (Name/Title)